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SECURITI 02007586 ISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: September 30, 1998 | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8 - 49186 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brinson Patrick Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Ave, 9th Floor
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Wyche (212) 453-4400
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass and Company, P.C.
(Name -- *if individual, state last, first, middle name*)

| 85 Livingston Avenue | Roseland | New Jersey | 07068-1785 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, Todd Tyche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brinson Patrick Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MOSTAFA ELTALKHAWY
Notary Public State of New York
NO. 01EL5016166
Qualified in KING COUNTY
My Commission Expires AUG 05


Signature

Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BRINSON PATRICK SECURITIES CORPORATION

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2001**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 124,535 |
| **Due from broker** | | 113,640 |
| | $ | 238,175 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Accrued expenses | $ | 6,000 |
| Other liabilities | | 29,835 |
| Total liabilities | | 35,835 |
| **Stockholders' equity** | | |
| Common stock, no par value, authorized 200 shares, issued and outstanding 60 shares | | 155,000 |
| Additional paid-in capital | | 135,450 |
| Accumulated deficit | | (88,110) |
| Total stockholders' equity | | 202,340 |
| | $ | 238,175 |

*See accompanying notes to financial statements.*